Exhibit 15.3

THERATECHNOLOGIES INC. NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER

I. Mandate

The Nominating and Corporate Governance Committee (the “Committee”) is responsible for assisting the Company’s Board of Directors (the “Board”) in overseeing the following:

A. Recruit candidates for the Board;

B. Review the size of the Board;

C. Composition of the Board;

D. Function of the Board;

E. Orientation and education of Board members; and

F. Governance.

II. Obligations and Duties

The Committee carries out the duties usually entrusted to a Nominating and Corporate Governance Committee and any other duty assigned from time to time by the Board. Specifically, the Committee is charged with the following obligations and duties:

A. Recruit Candidates for the Board

1.	Identify potential candidates as members of the Company’s Board of Directors. In so doing, the Committee will consider:

a.	independence of candidates under the terms of National Policy 58-201 on corporate governance;

b.

the competencies, skills and personal characteristics sought in candidates. The Committee will determine what it considers necessary by assessing competencies, skills and personal characteristics of the candidates in relation to: (1) those generally required by the Board; (2) those already present in other Board members; and (3) those which are a welcome addition; and

c.	the availability of candidates.

2.

All Board members may submit to the Committee potential candidates for membership, and the Committee shall review such candidates in light of above described competencies and skills desirable for the Board.

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3. The Commit0tee shall proceed as follows for the recruitment of candidates:

a.

when determined by the Committee and the Board of Directors that Board vacancies must be filled or new members are desirable, the Chairman of the Board of Directors shall make contact with candidates that have been identified by the Committee per the above described criteria;

b.	upon a positive evaluation by the Chairman of the Board of Directors and positive reaction from the candidate, at least two (2) members of the Board shall meet with the candidate; and

c.

upon a positive evaluation by the two (2) Board members and the continuing interest of the candidate, the Committee shall make a recommendation to the Board of Directors, providing all pertinent background information for analysis and discussion by the Directors.

B. Board Size

The Board must be composed of 3 to 20 directors, as per the Company’s Articles of Incorporation and the Law. As provided under the terms of the Company General By-Laws, the Board shall exercise its power to establish by resolution the exact number of directors. In this regard, the duties of the Committee are as follows:

1.	Examine the size of the Board annually in view of assessing its effectiveness.

2.	Consider modifications to the number of constituting members and issue its recommendations to the Board,

C. Composition of the Board

1.

Ensure that the Board is composed of Directors that are sufficiently familiar with the business of the Company, and the risks it faces, to ensure active and effective participation in the deliberations of the Board.

2.	Ensure that Directors have diverse backgrounds and personal characteristics and traits as well as competencies and expertise that add value to the Company.

3.	Ensure that a majority of the directors are independent directors for the purposes of National Policy 58-201 Corporate Governance Guidelines.

D. Board Functioning

1.	Examine the Board’s functions and issue recommendations as to its obligations and role. Among others, the Committee must regularly review the Board’s written mandate.

2.	Determine and review, as needed, the roles and mandates of Board committees and issue recommendations.

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E. Orientation and Continuing Education of Board Members Develop an orientation and continuing education policy for Directors.

F, Governance

1.	Follow corporate governance developments and, as required, advise the Board of appropriate actions.

2.	Examine appropriate actions to promote ethical business conduct, issue relevant recommendations to the Board and oversee their implementation.

3.	Examine conflict of interest issues that may be brought to the attention of the Board and offer solutions.

III. External Advisors

In discharging its duties and responsibilities, the Committee is empowered to retain external legal counsel or other external advisors, as appropriate. The Company shall provide the necessary funds to secure the services of such advisors.

IV. Composition of the Committee

The Committee is composed of any number of Directors, but no less than three, as may be determined by the Board from time to time by resolution. Each member of the Committee shall be independent from the Company, as determined by the Board in accordance with applicable laws, rules and regulations.

V. Term of the Mandate

Committee members are appointed by Board resolution to carry out their mandate extending from the date of the appointment to the next Annual General Meeting of Shareholders, or until successors are so appointed.

VI. Vacancy

The Board may fill vacancies at any time by resolution. Subject to the constitution of the quorum, the Committee’s members can continue to act even if there is one or many vacancies on the Committee.

VII. Chairman

The Board appoints the Committee Chairman who will call and chair the meetings. The Chairman reports to the Board the deliberations of the Committee and its recommendations.

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VIM. Secretary

Unless decided otherwise by resolution of the Board, the Secretary of the Company shall act as Committee Secretary. The Secretary must attend Committee meetings and prepare the minutes. He/she must provide notification of meetings as directed by the Committee Chairman. The Secretary is the guardian of the Committee’s records, books and archives.

IX. Meeting Proceedings

The Committee establishes its own procedures as to how meetings are called and conducted. Unless it is otherwise decided, the Committee shall meet privately and independently from Management at each regularly scheduled meeting. In the absence of the regularly appointed Chairman, the meeting shall be chaired by another Committee member selected among attending participants and appointed accordingly. In the absence of the regularly appointed Secretary, Committee members shall designate someone else to carry out this duty.

X. Quorum and Vote

Unless the Board otherwise specifies by resolution, two Committee members shall constitute an appropriate quorum for deliberation of items on the agenda. During meetings, decisions are reached by a majority of votes from Committee members, unless the quorum is of two members, in which case decisions are made by consensus of opinion.

XI. Records

The Committee keeps records that are deemed necessary of its deliberations and reports regularly to the Board on its activities and recommendations.

XII. Effective Date

This charter was adopted by the Directors during the February 8, 2006 Board meeting,

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